HEMOBIOTECH, INC.
                              14221 Dallas Parkway
                                   Suite 1500
                               Dallas, Texas 75254

                                                           May 13, 2005

VIA FACSIMILE (202) 942-9585 AND EDGAR
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Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C.  20549-0404
Attention: Mr. Daniel Greenspan

          Re:  Hemobiotech, Inc. (the "Company")
               Registration Statement on Form SB-2 (Registration No. 333-122097)
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Ladies and Gentlemen:

         In connection with the Company's request for acceleration with respect to its Registration Statement on Form SB-2 (Registration No. 333-122097), as filed on May 13, 2005, the Company hereby acknowledges that:

               o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         HEMOBIOTECH, INC.

                                         By:  /s/ Arthur P. Bollon
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                                              Arthur P. Bollon
                                              President, Chief Executive Officer
                                              and Chairman

cc: Robert Cohen, Esq.
    Anthony J. Marsico, Esq.
    Marlene M. Markard, Esq.